Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Acquires Yeelirrie Uranium Project In Western Australia

Saskatoon, Saskatchewan, Canada, August 26, 2012 . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has reached an agreement with BHP Billiton to acquire the Yeelirrie uranium project in Western Australia for $430 million (US). Yeelirrie is a near-surface calcrete-style deposit, amenable to open pit mining techniques.

Yeelirrie is one of Australia’s largest undeveloped uranium deposits and is located about 650 kilometres northeast of Perth and about 750 kilometres south of Cameco’s Kintyre exploration project.

“Yeelirrie represents an attractive deposit that fits well with Cameco’s vision and corporate strategy,” said Cameco’s president and CEO Tim Gitzel. “We are pleased to add this promising deposit to our suite of uranium assets and look forward to advancing this property through our process for assessing development projects.”

Cameco expects the transaction to close by the end of 2012, subject to the receipt of approvals from the government of Western Australia and the Australian Foreign Investment Review Board. Upon closing, stamp tax duty of about $22 million (US) will be payable by Cameco to the government of Western Australia.

A historic estimate of the mineral content of Yeelirrie was prepared for BHP Billiton in June 2012 by an international mining consulting firm. The historic estimate indicates that Yeelirrie hosts measured and indicated mineral resources of approximately 139 million pounds of U3O8 , with an average grade of approximately 0.13% U3O8 and inferred resource of approximately 5 million pounds at 0.10% U3O8. This historic estimate employs resource categories from the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (the JORC Code). The due diligence review schedule did not allow sufficient time for a qualified person to classify the historic estimate as current mineral resources for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and Cameco is not treating the historic estimate as current mineral resources.

Summary of Historic Estimate for the Yeelirrie Project

(Non-compliant with NI 43-101)

Measured Resource			Indicated Resource			Inferred Resource
Tonnes (Mt)	Grade (%U3O8)	U3O8 (Mlbs)	Tonnes (Mt)	Grade (%U3O8)	U3O8 (Mlbs)	Tonnes (Mt)	Grade (%U3O8)	U3O8 (Mlbs)
16.61	0.16	60.3	31.03	0.12	78.9	2.41	0.10	5.3

Note: Cut-off grade = 0.05% U3O8

The above historic estimate was based on 10,250 surface holes, of which nearly 4,000 diamond drill holes had assay values and the rest had uranium grade measured by downhole radiometric probing. The interpretation of the mineralization envelopes at a cut-off of 0.05% U3O8 focused less on strict application of a grade cut-off, and more on the assumption of significant continuity of the mineralized zones. The uranium grade was estimated for blocks of 25m by 25m by 0.5m.

Cameco considers the historic estimate relevant as an indication of the potential of the Yeelirrie property and believes that the total uranium content of the historic estimate may be overstated by approximately 10%. The historic estimate should not be relied upon as a quantification of mineral resources, given that approximately 50 million pounds of U3O8 reported as indicated resources would have to be re-categorized, as they are not supported by sufficient drilling density and geochemical assays characterizing the uranium grade and the deleterious components of the mineralized material.

In order to replace the historic estimate for Yeelirrie with a mineral resource estimate that is compliant with NI 43-101, Cameco will review the gamma logs and the grade-radiometry relationship, consider remodeling at a lower cut-off grade without including significant below cut-off material and revisit the criteria used to classify the historic estimate. Additional drilling for geochemical sampling will be required in order to improve the characterization of the deleterious components that will have an impact on any proposed production plan.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws, including expectations with respect to timing for closing of the acquisition of the Yeelirrie project, the historic estimate for the Yeelirrie deposit, the activities that Cameco expects will be necessary to replace the historic estimate as current mineral resources that are compliant with NI 43-101 and Cameco’s estimation that the total uranium content of the historic estimate may be overstated by approximately 10%. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will receive approvals to acquire the Yeelirrie project from the government of Western Australia and the Australian Foreign Investment Review Board and the risk that these approvals may not be received within this time frame or at all; assumptions about anticipated operations and planned exploration and development activities; the risk that Cameco’s estimate of the total uranium content of the historic estimate may prove to be inaccurate; the risk relating to mineral resource estimation; the risk of operating or technical difficulties in connection with exploration, development or mining activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Donna Cole (Australia) Rob Gereghty (North America)	011 +61 419 901229 (306) 956-6190